SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 —— TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com November 17, 2021	FIRM/AFFILIATE OFFICES ———
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited

Registration Statement on Form F-4

Originally Filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

On behalf of Grab Holdings Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission on October 18, 2021 (the “Amendment No. 2”). Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”) through EDGAR. To facilitate your review, we will separately deliver to you courtesy copies of the Amendment No. 4 marked to show changes to the Amendment No. 2.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4. The changes reflected in Amendment No. 4 include those made in response to the Staff’s comments (including the accounting related comments communicated to us orally by the Staff on November 16, 2021) as well as other updates, including additional changes responsive to comment 34 provided by the Staff in its comment letter dated October 13, 2021 with respect to Amendment No. 1 to remove references to Gross Billings after discussions with the Staff.

U.S. Securities and Exchange Commission

November 17, 2021

Amendment No. 2 to Registration Statement on Form F-4 filed October 18, 2021

Risk Factors, page 55

1.

Please revise to present a separate risk factor discussing your use of incentives and the related risks to your business and results of operations. Please quantify your incentive payments in the past two fiscal years and six months ended June 30, 2021 and clearly illustrate the impact on revenue during those periods, including that incentives have exceeded commissions and fees such that you have reported negative revenue. Please also specify that despite the use of significant incentives, the current number of users is below the number of users at the end of 2019 and has stagnated in recent periods. Please discuss the risk that any future decrease in your use of incentives may result in decreased growth in the number of users or an overall decrease in the number of users, which would negatively impact your financial condition and results of operations. Please also discuss whether your ability to become profitable is dependent on your ability to phase out the use of incentives. Please include similar disclosure elsewhere throughout the prospectus as appropriate, including in the Summary of the Proxy Statement/Prospectus and in Management’s Discussion and Analysis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 59, 344 and 345 of Amendment No. 4.

Grab Management’s Discussion and Analysis

Results of Operations, page 338

2.

In each of your period-to-period discussions, you attribute increases in revenue in both deliveries and mobility to the optimization of driver- and merchant-partner incentives and/or consumer incentives. Please revise to explain what you mean by “optimization” and clarify if this simply means you paid less in incentives. Please separately quantify the amount of each type of incentive paid in the deliveries segment and the mobility segment for each of your period-to-period discussions so that investors can better understand how incentives influenced your financial results. Please also explain why consumer incentives increased for the six months ended June 30, 2021 as compared to June 30, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 349, 352 and 353 of Amendment No. 4.

3.

We note that GMV for mobility decreased from $1.5 billion in the six months ended June 30, 2021, compared to $1.6 billion in the six months ended June 30, 2020, which you attribute to reduced demand for mobility offerings due to COVID-19 and various government orders and closures relating to COVID-19. However, we note that revenue increased period-over-period. Please quantify and explain specifically how driver-partner incentives and fees as well as consumer incentives led to the increase in revenue despite reduced demand. Please also quantify the demand for each period discussed, and explain why the impact of COVID-19 was greater in June 30, 2021 as compared to June 30, 2020, as is suggested by your disclosure. Please similarly revise your disclosure of mobility revenue in 2020 compared to 2019 which is discussed on page 343.

In response to the Staff’s comment, the Company has revised the disclosure on pages 349, 352 and 353 of Amendment No. 4.

*          *          *

U.S. Securities and Exchange Commission

November 17, 2021

Please contact Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP

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